Exhibit 99.1

Arqit announces leadership transition with the appointment of a new Chief Executive Officer

London, UK – 21:30 BST 27 September 2024 – Arqit Quantum Inc. (Nasdaq: ARQQ, ARQQW), a leading provider of quantum-safe encryption, today announced a leadership transition. Andy Leaver, a seasoned software company executive and Operating Partner from Notion Capital, has been appointed as Chief Executive Officer and a member of the Board of Directors, effective today. Co-Founder and current CEO David Williams will step down from his role as CEO and as a member of the Board of Directors. The executive transition reflects a broader transition within the company from its early development stage to a phase of revenue and operational growth.

Mr. Williams’ entrepreneurial spirit was a driving force behind the development of Arqit’s symmetric key cryptography technology; the establishment of the company and key government, financial and partnership relationships. His contribution has been vital in bringing the company to its current stage of development.

Mr. Leaver brings a wealth of experience to the Chief Executive role having held senior executive roles at leading software companies including: Ariba, Bazaarvoice, Hortonworks, SuccessFactors and Workday as well as having been an adviser to several successful private software scale ups (e.g. OnFido). He has expertise in driving sustainable revenue growth and scaling businesses. He is an Operating Partner at Notion Capital, a leading European venture capital firm and early backer of Arqit. Mr. Leaver will act independently of Notion Capital in his role as CEO and at the direction of the Board of Directors. He has been advising Arqit on its go-to-market strategy as a consultant for the last six months so assumes his new role with understanding of the challenges and opportunities in front of the company.

David Williams, Co-founder of Arqit commented: “I take great pride in the on-going success of Arqit and see a bright future for the company. It has been a pleasure to get to know Andy over the last six months and he has already proven himself invaluable. I am confident he has the right mix of skills to lead Arqit through the next chapter of its journey.”

Andy Leaver, CEO added: “The threat to existing encryption from quantum computers is well documented and Arqit is doing something genuinely transformational in its field. It has a wealth of opportunities ahead of it and I look forward to stewarding the company at this critical juncture. On behalf of myself and the Board of Directors, I would like to thank David for his leadership and drive which has built the foundation for Arqit’s success going forward.”

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Notes to Editors

About Arqit

Arqit Quantum Inc. (Nasdaq: ARQQ, ARQQW) (Arqit) supplies a unique encryption software service which makes the communications links of any networked device, cloud machine or data at rest secure against both current and future forms of attack on encryption – even from a quantum computer. Compatible with NSA CSfC Components and meeting the demands of NSA CSfC Symmetric Key Management Requirements Annexe 1.2. and RFC 8784, Arqit’s Symmetric Key Agreement Platform uses a lightweight software agent that allows end point devices to create encryption keys locally in partnership with any number of other devices. The keys are computationally secure and facilitate Zero Trust Network Access. It can create limitless volumes of keys with any group size and refresh rate and can regulate the secure entrance and exit of a device in a group. The agent is lightweight and will thus run on the smallest of end point devices. The product sits within a growing portfolio of granted patents. It also works in a standards compliant manner which does not oblige customers to make a disruptive rip and replace of their technology. Arqit is winner of two GSMA Global Mobile Awards, The Best Mobile Security Solution and The CTO Choice Award for Outstanding Mobile Technology, at Mobile World Congress 2024, recognised for groundbreaking innovation at the 2023 Institution of Engineering and Technology Awards and winner of the National Cyber Awards’ Innovation in Cyber Award and the Cyber Security Awards’ Cyber Security Software Company of the Year Award. Arqit is ISO 27001 Standard certified. www.arqit.uk

Media relations enquiries:

Arqit: pr@arqit.uk

Investor relations enquiries:

Arqit: investorrelations@arqit.uk

Caution About Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, may be forward-looking statements. These forward-looking statements are based on Arqit’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Arqit’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Arqit to predict these events or how they may affect it. Except as required by law, Arqit does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Arqit’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: (i) the outcome of any legal proceedings that may be instituted against the Arqit, (ii) the ability to maintain the listing of Arqit’s securities on a national securities exchange, (iii) changes in the competitive and regulated industries in which Arqit operates, variations in operating performance across competitors and changes in laws and regulations affecting Arqit’s business, (iv) the ability to implement business plans, forecasts, and other expectations, and identify and realise additional opportunities, (v) the potential inability of Arqit to successfully deliver its operational technology, (vi) the risk of interruption or failure of Arqit’s information technology and communications system, (vii) the enforceability of Arqit’s intellectual property, and (viii) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Arqit’s annual report on Form 20-F (the “Form 20-F”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on 21 November 2023 and in subsequent filings with the SEC. While the list of factors discussed above and in the Form 20-F and other SEC filings are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realisation of forward-looking statements.